

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Martin Garmendia
Chief Financial Officer, Treasurer and Secretary
AerSale Corporation
121 Alhambra Plaza
Suite 1700
Coral Gables , FL 33134

> **Re: AerSale Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 16, 2021**
> **Form 10-Q for the Quarter Ended June 30, 2021**
> **Filed August 9, 2021**
> **File No. 001-38801**

Dear Mr. Garmendia:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services